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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Celerity Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   15100R 10 7
                                 (CUSIP Number)

                                Bruce G. Thompson
                                 3859 River Road
                               Toledo, Ohio 43614
                                 (419) 382-3838

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center, Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3300

                                 August 10, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _________ [ ].





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                                  SCHEDULE 13D

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1                   NAME OF REPORTING PERSONS

                    Bruce G. Thompson

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2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
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3                   SEC USE ONLY


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4                   SOURCE OF FUNDS

                    PF

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5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e) ( )

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6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America

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NUMBER OF           7     SOLE VOTING POWER
SHARES
BENEFICIALLY              3,169,466.  Includes  1,000,000 shares of common stock
OWNED BY EACH             underlying  warrants held by the reporting  person and
REPORTING                 2,133,320  shares of common  stock  underlying  5.3333
PERSON WITH               immediately  convertible shares of Series B Redeemable
                          Convertible Preferred Stock.

                    ------------------------------------------------------------
                    8             SHARED VOTING POWER

                                  -0-
                    ------------------------------------------------------------
                    9             SOLE DISPOSITIVE POWER

                                  3,169,466 (See #7 above).
                    ------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER

                                      -0-
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11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,169,466
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                    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES
                    CERTAIN SHARES ( )

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13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
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14                  TYPE OF REPORTING PERSON

                    IN
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Celerity Systems, Inc. (the "Company"). The principal executive office of the Company is located at 122 Perimeter Park Drive, Knoxville, Tennessee 37922.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c), (f). This statement is being filed by Bruce G. Thompson (the "Reporting Person").

         The Reporting Person is a director of the Company. The Reporting Person's business address is 3859 River Road, Toledo, Ohio 43614. The Reporting Person is a citizen of the United States.

         (d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date of this statement, the Reporting Person held 36,146 Shares which he purchased with personal funds in the amount of $3,098.35. In addition, the Reporting Person had acquired, with personal funds, 5.3333 shares of Series B Redeemable Convertible Preferred Stock ("Preferred Stock") of the Company for the aggregate purchase price of $53,333. The shares of Preferred Stock are immediately convertible into 2,133,320 Shares at a conversion price of $0.025 per Share. In connection with the purchase of the Preferred Stock, the Reporting Person acquired warrants (the "Warrants") to purchase 1,000,000 Shares, at a purchase price of $0.10 per Share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The Reporting Person beneficially owns, and has the sole voting and dispositive power over, 3,169,466 Shares or approximately 6.0% of the issued

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and outstanding Shares of the Company, including 1,000,000 Shares underlying the
Warrants and 2,133,320 Shares underlying the 5.3333 shares of Preferred Stock.

         (c) The Reporting Person has not effected any transactions, involving the Shares within the last 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.






                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2001                               REPORTING PERSONS:
                                                     -----------------


                                                     /s/ Bruce G. Thompson
                                                     ---------------------
                                                     BRUCE G. THOMPSON